August 18, 2006

Elizabeth O'Connell, Chief Financial Officer
Churchill Ventures Ltd.
50 Revolutionary Road
Scarborough, NY 10510

>   **Re: Churchill Ventures Ltd.**
>   **Registration Statement on Form S-1**
>   **File No. 333-135741**
>   **Filed July 13, 2006**

Dear Ms. O'Connell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2.   We note that you intend to list your securities on the American Stock Exchange. Please advise us of the standard and criteria you intend to list under.

3.   Please tell us the factors you considered in determining to value this offering at $100,000,000. What factors did you consider when determining that you might need $96,100,000 in the trust fund to effect the business combination contemplated by the registration statement? We note your disclosure that you have not conducted any specific research on the communications, media or technology industries to date nor have you conducted any research with respect to identifying the number and characteristics of the potential acquisition candidates; therefore, you have not established any specific attributes or criteria (financial or otherwise) for the evaluation of prospective target.   It does not appear as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. This includes the time period before the company's corporate existence was established on June 26, 2006 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Churchill. Given management's extensive and high-level experience in the target industries, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company's net assets may be material information for which appropriate disclosure is required. We may have further comment.

4.   We note that you indicate "Churchill Ventures Ltd. is a blank check company incorporated on June 26, 2006 for the purpose of effecting a merger, capital stock exchange, stock purchase, asset acquisition or other similar business combination with an unidentified operating business in communications, media or technology industries." Furthermore, the disclosure throughout the prospectus discusses in great detail these industries and management's expertise in these industries. Then, in the middle of the risk factors section, the company indicates on page 32 that while you intend to focus on these industries there is no assurance that you will not complete a business combination with a business outside this industry. If you are not limited to these industries, please substantially revise the registration statement to make it clear <u>throughout the prospectus</u> that you are not limited to these industries. Furthermore, the more specific disclosure regarding the risks associated with these industries, management's expertise in these industries and the opportunities in these industries should be substantially curtailed.

Registration Statement Cover Page

5.   Please tell us the reason the Rule 434 box was checked on the registration statement cover and advise us of the prospectus delivery intentions of the company concerning the rule. If a term sheet is to be used, please furnish a copy.

Prospectus Summary, page 1

6.	We note the disclosure on page three is identical to the disclosure on page 43. Repetition does not enhance disclosure. Please revise limit the use of repetition.

7.	Remove the reference to "compelling situations where members of our management team were able to achieve significant enhancements to existing businesses …" as this statement appears promotional in nature.

8.	We note the disclosure relating to the criteria identified by management. This disclosure appears confusing as the company indicates these are specific criteria that will be used in evaluating business opportunities; however, you then state that you may "enter into a business combination with a business that does not possess all of these characteristics." We also note the specific statements such as "we do not intend to acquire start-up companies or companies with unproven business plans." However, may you in fact enter into an agreement with such companies? If so, please explain how these are criteria if they are not definitive. Revise the disclosure accordingly. We may have further comment.

9.	Explain in greater detail what is meant by the statement that "we will favor businesses in industry sectors that have the potential for consolidation through future acquisitions that are synergistic with our initial business combination."

10.	We note the statement that you will favor underperforming companies. Please add a risk factor discussing the associated risks.

11.	Reconcile the disclosure on page 10, which states that existing stockholders, including your officers and directors, have agreed to vote the shares of common stock then-owned by them in accordance with the majority of the shares of common stock voted by the public stockholders, with the disclosure on the prospectus cover page that Churchill Capital Partners LLC will vote the shares underlying the private placement units in favor of a business combination. We also note that the agreements filed as exhibits contain similar inconsistent terms.

12.	In the appropriate section, please revise to clarify whether the 19.99% threshold could be lowered or increased by the company after the completion of your public offering as a result of the terms of a specific business combination agreement.

13.	Please explain why you will only seek approval regarding dissolution in conjunction with a proxy if it is within 90 days of the 24 months. The company may only extend the 18-month time period for the specific transaction covered by the letter of intent; therefore, if that transaction is not approved it would appear the company must at that point seek dissolution and liquidation.

14. Please explain the statement that in accordance with Section 281(b), the potential liability of stockholders "could" extend beyond three years. It appears that such liability "would" extend beyond the three years.

15. Please explain why the conversion price is estimated at approximately $7.53 per share whereas the dissolution amount is estimated at approximately $7.69 per share. Make sure the disclosure is clear as to how these amounts were calculated.

16. Please explain the statement on page 14 that "if no proxy statement seeking the approval of our stockholders for a business combination has been filed 30 days prior to the date that is 24 months after the consummation of this offering" the board will take the steps to commence the dissolution process, in light of the fact that the company would dissolve after 18 months if it does not have a letter of intent and if the proposed business combination is not approved during the six month extension, then the company would at that point appear to be required to commence the dissolution process. The six month extension is only available for the purpose of completing the potential acquisition of the target business with whom you entered into the letter of intent.

Risk Factors, page 17

17. It appears from review the disclosure on page 70 that the company may redeem the warrants at a price of $.01 per warrant under certain conditions. This provision also allows the warrant holders to exercise the warrants at any time after the notice of redemption. The disclosure on page 70 also indicates the company is not obligated to deliver any securities related to the exercise of the warrants unless the common stock has been registered. Please revise to disclose in the risk factors that under terms of the warrant agreement, the warrant holder may be unable to exercise the warrant when desired, and therefore the warrant holder may receive much less than fair value for the instrument if redeemed by the company.

18. We note the named officers have agreed to indemnify the trust against claims by third parties. Exhibit 10.1 appears to include this provision for all officers, directors and stockholders, rather than simply the named individuals. Please advise or revise.

19. In risk factor two, you state "In the event that our board of directors recommends and our stockholders approve our dissolution and the distribution

of our assets and it is subsequently determined that our reserves for claims and liabilities to third parties are insufficient, stockholders who receive funds from our trust account <u>could</u> be liable up to such amounts to creditors" (emphasis added). Provide us with a legal analysis as to when the claims of the public stockholders would be prior to the claims of creditors of the company. We may have further comment.

20. Revise the disclosure in risk factor five to clearly state those claims that are covered by the indemnification agreement and those claims that would not be subject to indemnification. We note the reference to vendors and target businesses. Clarify whether there are other third parties that would not be covered by the indemnification agreement.

21. In risk factor five, discuss (i) whether the company has any waiver agreements agreed to at this time and if so, from whom they have been obtained; and (ii) the possibility that such waiver agreements may be deemed unenforceable by operation of law.

22. Please disclose all steps the company has taken to confirm that your named officers have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.

23. Risk factors two and seven appear to discuss the same risk and should be combined.

24. Please add a risk factor to discuss the fact that the exercise of the warrants issued in the private placements are not subject to the same limitations and restrictions on exercise that are applicable to the publicly-issued warrants and discuss where appropriate the benefit resulting to the Initial Stockholders.

25. We note the reference to companies that are "financially unstable" or "in its development stage." Please disclose whether you plan to target such companies. If so, make clear throughout the prospectus the criteria that management is aware of that will be used in considering a target business. We may have further comment.

26. Please revise risk factor 11 to reflect the risk discussed in the narrative. The risk factor narrative appears to focus upon the substantial number of similar filings that will be competing for target businesses. Furthermore, please update the disclosure in this risk factor.

27. The narrative discussion in risk factor 12 refers to two separate risks: the risks associated with equity issued in a business combination and the risks associated with the issuance of debt securities to complete a business combination. Please revise to have two separate risk factors.

28.   Revise risk factor 17 to specifically name all affiliated entities that are in the communications, media and technology industries. Clarify whether management is aware of any potential opportunities relating to these affiliated companies.

29.   We note the statement that it is likely you will acquire a business with a relationship to Israel. Clarify whether this is a requirement. If not, revise the disclosure throughout the prospectus to make this clear.

30.   It is not clear how the obligations of the federal securities laws to provide financial information in accordance with GAAP presents a material risk since all companies are subject to those obligations. Please revise risk factor 34 to discuss how this risk is specific to you.

Use of Proceeds, page 35

31.   Clarify whether interest will be paid on the loan from Churchill Capital Partners. If so, the interest to be paid should be included in the use of proceeds table and the interest rate should be indicated in the footnote.

Proposed Business, page 41

32.   Explain the statement that "we intend to focus on opportunities where we can combine management, board member and advisor knowledge of these sectors with our transactional and operational experience."

33.   Provide the basis for management's belief that "opportunities exist, not only in acquiring stand-alone companies but also in identifying and acquiring under-utilized assets currently owned by larger conglomerates" in light of the disclosure elsewhere that management has taken no steps in identifying target businesses.

34.   Please revise to discuss the background of your formation. Disclose the discussions that took place and identify the parties that organized your current company and management team.

35.   Provide the source of the disclosure on page 43 regarding the growth in carve-out/spin-off opportunities.

36.   Please disclose the relevance of the example of Time Warner's sale of Warner Music Group and of Neilsen BuzzMetrics on page 43, and of PSINet Europe on page 44 or remove. Provide the relevance for other businesses mentioned on page 45.

37.   Please explain what you mean by the reference to "substantial deal flow for a
        potential initial business acquisition." Provide the basis for the listed
        "competitive advantages on pages 44-45. Avoid promotional disclosure.

38.   We note the reference to contacts and sources to be used in finding a target
        business. Clarify whether any contacts or sources or other third parties have
        contacted or been contacted by or had any discussions, preliminary or
        otherwise, with any potential target companies. Clarify whether any
        unsolicited sources have contacted you regarding potential business
        opportunities.

39.   We note that you may also receive proposals from sources who present
        unsolicited or solicited proposals. Please revise to discuss how you will
        solicit proposals and how unsolicited parties would become aware of your
        search. If such sources are able to receive compensation for directing you to
        candidates, please revise to clarify how finder's fees will be determined for
        unaffiliated sources. Does a party indicate they have a proposal and then
        negotiate with you without actually identifying the target? If so, how do you
        determine the fee? Lastly, please disclose whether you have been approached
        by any unaffiliated sources with potential targets. We may have further
        comment.

40.   We note that financial condition is one of the criteria you will consider.
        Please elaborate. Are you referring companies with a positive financial
        condition or those with negative or weak conditions? Clarify if you are able
        to acquire an under performing company that is suffering losses. If so, clarify
        if, in that circumstance, whether your management will be required to remain
        with the company. If not, clarify what would be the purpose of acquiring an
        underperforming company and retaining its underperforming management.

41.   We note the list of criteria you have included on pages 47. The list you have
        seems very general and does not appear to provide much insight to investors.
        Considering you are selling your plan to combine with an operating company,
        the disclosure you provide should encompass your plans in detail so that
        investors could make an informed decision. For example, we note that you
        are able to seek out third party finders or consultants. If you were to seek out
        a third party finder, it would appear you would have to provide them with a
        list of criteria they would be able to use to narrow their search. In such event,
        any criteria you would provide a finder or consulting company is the same
        type of disclosure that would appear important and material to investors.
        Please revise accordingly or advise.

42.   We note the disclosure relating to obtaining an opinion that the 80% test
        would be met in certain circumstances. Please explain why such opinion

would not be required to be provided to shareholders as part of the proxy statement. We may have further comment.

Management, page 57

43. Please disclose the business experience for each member of management for the past five years, especially in light of the dependence upon the expertise of management in selecting a target business. For example, elaborate upon Mr. Fisher's activities since 2000 when he "has invested his own capital into a variety of ventures in the communications and technology sectors." Was Mr. Fisher involved in any private equity funds or other investment companies?

44. For each employment position listed, include the beginning and ending dates of employment. For example, clarify when Mr. Fisher because director and executive Chairman of Neilsen BuzzMetrics. Explain in greater detail the business of Neilsen BuzzMetrics.

45. In the appropriate section(s), please revise to discuss the business of Churchill Capital Partners LLC and any affiliated entities.

46. Please disclose any family relationships as required by Item 401(d) of Regulation S-K.

47. We note that each of the officers/directors of the company discloses a significant level of experience in the technology and closely related industries. In each case, a substantial part of such experience is derived from such individual's existing and ongoing involvement in private equity funds, or similar investment vehicles or investment advisor firms. In light of the ongoing nature of the involvement of the officers/directors with firms and entities such as, Glenavy Capital LLC, Invision, and the investment partnership between Messrs. Fisher and Tarlovsky, and the company's stated intent to focus on the technology industry, please provide the following disclosure: (i) for each of the officers/directors of the company, provide a listing of each entity with which a conflict of interest may or does exist with the company; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; (iii) in light of the fact that each officer/director is looking at the same companies with respect to both the company and those other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to the company and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus; and (iv) to the extent that any of the officers/directors have established criteria by which they are evaluating

any contacts or discussions insofar as the relate to the company, disclose such criteria and discuss how they are applied. We may have further comment.

Conflicts of Interest, page 60

48.   Please explain how the business of Neilsen BuzzMetrics could conflict with the business of Churchill Ventures Ltd. Also, clarify all potential current conflicting business affiliations.

49.   Add a bulleted point discussing the potential conflict associated with entering into business agreements at the same time as the business combination agreement is being negotiated.

50.   Please clarify that the named individuals are promoters, rather than may be deemed to be your promoters.

Shares Eligible for Future Sale, page 71

51.   Please explain the basis for the statement that "none of those shares will be eligible for sale under Rule 144 prior to July 6, 2007" in light of the position stated in the Ken Worm letter that Rule 144 would not be available for these individuals because they are statutory underwriters.

Underwriting, page 73

52.   We that you have requested the underwriters reserve a number of units for a directed share program. Please advise us of the mechanics of how and when these units were or will be offered and sold to investors in the directed unit program for this offering. For example, tell us how the prospective recipients and number of reserved units is determined. Tell us how and when the company and underwriter notified or will notify the directed unit investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered units, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed unit program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

53.   Please explain the statement that "if all of the units are not sold at the initial offering price, the underwriters may change the public offering price and other selling terms." Explain the other selling terms that may be changed. Explain whether the change in the price refers to the price the underwriters will purchase the shares from the company or the price the underwriter will sell the shares into the market. Clarify the specific circumstances where the

underwriters may terminate the agreement, relative to the execution of the underwriting agreement. Clarify whether the change in price, if referring to the price the underwriters will purchase from the company, may occur after execution of the underwriting agreement. We may have further comment.

Financial Statements for the period from June 26, 2006 (date of inception) through July 6, 2006
Statement of Cash Flows, F-6

54. Based on the information provided elsewhere in your financial statements, it appears the $25,000 change in accrued expenses represents a non-cash financing activity (related to deferred offering costs). Please refer to SFAS 95 and revise accordingly.

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies, F-8

55. Please revise your disclosure to discuss recently issued accounting pronouncements. The disclosures should include a brief description of the new standard, the date that adoption is required and the date that the registrant plans to adopt, if earlier, a discussion of the methods of adoption allowed by the standard and the method expected to be utilized by the registrant, if determined, and a discussion of the impact that adoption of the standard is expected to have on the financial statements of the registrant. Please refer to the guidance in SAB No. 74.

Note 3 – Proposed Offering, F-9

56. Please revise your description of the warrants to be consistent with the disclosure provided on page 70. Please disclose that (i) the warrants will not be exercisable unless there is an effective registration statement with respect to the common stock underlying the warrants (iii) the warrants will not be settled by the delivery cash and (iv) if a registration statement is not effective for the common stock underlying the warrants, the warrants may expire worthless.

Recent Sales of Unregistered Securities, page II-4

57. Specify each individual who purchased securities and the amount purchased.

58. It appears that an investment decision has already been made regarding the private placement of units to be made at a later date. Please revise to include those in this section.

Exhibits

59.   We note that a number of exhibits are to be filed by amendment. Please file
       with the next amendment, as we need sufficient time to review and comment
       upon all exhibits. In particular we note the warrant agreement, the registration
       rights agreement and the legality opinion.

Closing Comments

       As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that

   ·   should the Commission or the staff, acting pursuant to delegated authority,
       declare the filing effective, it does not foreclose the Commission from taking any
       action with respect to the filing;

   ·   the action of the Commission or the staff, acting pursuant to delegated authority,
       in declaring the filing effective, does not relieve the company from its full
       responsibility for the adequacy and accuracy of the disclosure in the filing; and

   ·   the company may not assert this action as defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United
       States.

       In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Angela Halac at (202) 551-3398. Questions on other disclosure issues may be directed to Pam Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Robert Steven Brown, Esq.
        Fax: (212) 371-5500